Mail Stop 6010

        June 20, 2005

Mr. Jeffrey M. Soinski
Chief Executive Officer
Specialized Health Products International, Inc.
585 West 500 South
Bountiful, UT 84010

        Re: Specialized Health Products International, Inc.
Form 10-KSB for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
   File No. 000-26694

Dear Mr. Soinski:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant